Brandywine Operating Partnership, L.P.
401 Plymouth Road
Plymouth Meeting, Pennsylvania 19462

January 26, 2006

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:      Registration Statement on Form S-3 (No. 333-131263).

Ladies and Gentlemen:

Brandywine Operating Partnership, L.P. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. No securities were sold, or will be sold, pursuant to the Registration Statement. The registrant plans to sell securities pursuant to Registration Statement on Form S-3 (No. 333-131255) filed on January 24, 2006.

Very truly yours,

BRANDYWINE OPERATING PARTNERSHIP, L.P.

By:	Brandywine Realty Trust, its General Partner

By:	By: /s/ Gerard H. Sweeney

Name: Gerard H. Sweeney
Title: President and Chief Executive Officer